UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	December 31, 2008

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

PART I - REGISTRANT INFORMATION

Patient Portal Technologies, Inc.
Full Name of Registrant

Suncoast Natural, Inc.
Former Name if Applicable

8276 Willett Parkway
Address of Principal Executive Office

Baldwinsville, NY 13027
City, State and Zip Code:

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject of annual report, semi-annual report, transition report on Form 10-K; Form 20-F, 11-K, Form 1-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Patient Portal Technologies, Inc. is unable to file its December 31, 2008 Form 10K within the prescribed timeframe without unreasonable effort or expense.  The reason is due to additional time necessary to properly research the appropriate disclosures as a result of the recently announced restructuring transaction with Dutchess Private Equities Fund, Ltd.  As disclosed a term sheet was executed and a definitive agreement negotiated which will result in the conversion of substantially all of the Dutchess debt into a new series of preferred stock.  This restructuring will have a significant positive impact on the company and its reported financial statements.  This transaction is expected to close on or around March 31, 2009 and will require disclosure as a material subsequent event in the December 31, 2008 financial statements.  The company expects to file the Form 10K for the year ended December 31, 2008 within the prescribed 15 day grace period provided by this filing.

PART IV - OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification:

Kevin J. Kelly	(315) 638-2030
(Name)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

Yes	☒	No	☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☐	No	☒

If so, explain the anticipated change in an attachment, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Patient Portal Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 23, 2009	By:	/s/ Kevin J. Kelly
Kevin J. Kelly, CEO